Mail Stop 4561
via fax: (609) 810-7447

July 31, 2009

Mr. Vikram Gulati
Chief Executive Officer
Intelligroup, Inc.
5 Independence Way
Suite 220
Princeton, NJ 08540

> **Re: Intelligroup, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 20, 2009**
> **File No. 0-20943**

Dear Mr. Gulati:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 26

1.   Please consider expanding your overview to include an enhanced discussion of known trends, demands, commitments, events and uncertainties. Disclosure

decisions concerning trends, demands, commitments, events, and uncertainties generally should involve the: consideration of financial, operational and other information known to you; identification, based on this information, of known trends and uncertainties; and assessment of whether these trends and uncertainties will have, or are reasonably likely to have, a material impact on your liquidity, capital resources or results of operations. MD&A is intended to provide, in one section of a filing, material historical and prospective textual disclosure enabling investors and other users to assess the financial condition and results of your operations, with particular emphasis on your prospects for the future. See SEC Release Nos. 33-6835 and 33-8350. For example, we note that the transcript from your first quarter earnings call provides additional information regarding: the impact of the current economic environment on your business, the number of new customers added, the amount of new business from existing customers, changes in billing rates, and the impact of the downturn in business at SAP. As applicable, please consider whether future filings should address these issues.

Results of Operations, page 30

2.   Your discussion of the results of operations frequently does not quantify sources of material changes. For example, but without limitation, your discussion of the increase in total revenue does not disclose how much was attributable to growth from existing customers versus the increase in new customer base, and your discussion of the increase in India revenue does not disclose how much was attributable to increased demand in the India, Gulf Coast and Middle East regions versus increased demand for offshore services from customers in the United States. Also, throughout MD&A you discuss the improvement in operations due to the increase in utilization rate, however, you do not quantify the changes in such rate. Please note that prefacing the reference to these sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. See Section III.D of SEC Release No. 33-6835. In future filings, please quantify the sources of material changes and any offsetting factors. Please note that this comment also applies to your filings on Form 10-Q, most notably in the revenue discussion.

Item 10. Directors and Executive Officers and Corporate Governance, page 38
(Incorporated by Reference to Definitive Proxy Statement Filed April 30, 2009)

Committees of the Board, page 7

Audit Committee, page 8

3.   We note that you have not disclosed why you do not have an audit committee financial expert, as required by Item 407(d)(5)(i)(C) of Regulation S-K. Please include this disclosure in future filings.

Item 15. Exhibits and Financial Statement Schedule, page 39

4.   We note that effective August 1, 2005, your subsidiary entered into an agreement
       to lease certain premises from ILABS Hyderabad Technology Center Pvt. Ltd., a
       party with which two members of your Board of Directors are affiliated. Please
       provide us with your analysis as to how you determined not to file the agreement
       as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Signatures, page 43

5.   We note that your Form 10-K has not been signed in the company and individual
       capacities. Please file an amended Form 10-K that is properly signed. We note
       that your most recent Form 10-Q is properly signed.

6.   We note that you did not identify the person signing the annual report on Form
       10-K in the capacity of controller or principal accounting officer. See paragraph
       2(a) of General Instruction D to Form 10-K. Note that any person who occupies
       more than one of the specified positions must indicate each capacity in which he
       or she signs the report. See paragraph 2(b) of General Instruction D to Form 10-
       K. Please advise.

Notes to Consolidated Financial Statements

Revenue Recognition, page 51

7.   We note disclosure on page 51 that you recognize revenues for your fixed price
       implementation contracts using the percentage of completion method of
       accounting. Tell us how you considered footnote 1 of SOP 81-1 which does not
       permit the use of contract accounting for service contracts and explain further
       why you believe it is appropriate to use contract accounting for these service
       arrangements. Also, clarify the manner in which you measure performance. If
       revenue is recognized based on costs incurred, to the extent that these
       arrangements should be accounted for pursuant to SAB 104, tell us why you
       believe it is appropriate to use costs as the basis for revenue recognition. In this
       regard, for each of your service offerings explain why you believe that costs
       incurred are consistent with the pattern in which services are provided to the
       customer.

8.   You disclose that the Company occasionally derives revenue from projects
       involving multiple revenue-generating activities for which estimated contract
       revenue is allocated to each element based on the relative fair value of each
       element in accordance with EITF 00-21. Tell us how you determined the separate

> deliverables and how these deliverables qualify as separate units of accounting pursuant to paragraph 9 of EITF 00-21. Please describe the deliverables included in a typical multiple element arrangement.

Fair Value of Financial Instruments, page 53

9.   Tell us how you considered providing disclosures pursuant to the requirements of paragraphs 32 to 35 of SFAS 157 related to your cash equivalent investments. In addition, please tell us and in the future revise to disclose the composition of your cash and cash equivalents and the amounts held in each type of instrument.

Note 13. Employee Benefit Plans, page 64

10.   We note that the Company maintains a defined benefit pension plan for your India subsidiary. Please confirm that the Company adopted the provisions of paragraphs 4 and 7 of SFAS 158 effective January 1, 2007 and tell us what impact, if any, this guidance had on your financial. Also, confirm that you intend to adopt the provisions paragraphs 5, 6, and 9 effective January 1, 2009 and tell us your consideration to include a discussion of this accounting standard in your filings.

Exhibits 31.1 and 31.2

11.   The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. We note that you have made the following changes:

- Replaced the word "report" with "annual report" in paragraphs 2, 3, and 4; and
- Modified the language of paragraph 4(d).

Please confirm that you will conform your disclosures in future filings to the exact language of provided in Item 601(b)(31) of Regulation S-K. Please note that this comment also applies to your Form 10-Q for the fiscal quarter ended March 31, 2009.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara Jacobs, Assistant Director at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief